[SPECTRUM LAW GROUP, LLP LETTERHEAD]

E-Mail:     gcarney@spectrumlawgroup.com

                                 August 11, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re:   The Jackson Rivers Company
      Post Effective Amendment No. 2 to Registration Statement on Form SB2 File No. 333-133603

Ladies and Gentlemen:

On behalf of The Jackson Rivers Company ("JRC"), we are furnishing for filing via EDGAR JRC's Post Effective Amendment No. 2 (the "Amendment") to Registration Statement on Form SB-2 (File No. 333-133603) which was originally declared effective by the Commission on May 5, 2006. Post Effective Amendment No. 1 was filed on May 26, 2006 to include JRC's financial information for the three months period ended March 31, 2006 and JRC's audited financial statements for the year ended December 31, 2005.

JRC is filing the Amendment to include the required financial and pro forma statements relating to their acquisition of UTSI International Corporation which statements were contained in their Current Report on Form 8K/A filed with the Commission on July 27, 2006.

Please direct all comments and inquiries regarding this filing to me at (949) 851-4300.

                                        Very truly yours,

                                        SPECTRUM LAW GROUP, LLP

                                        /s/ Gregory R. Carney

                                        Gregory R. Carney